Exhibit 12.1

Best Buy Co., Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Nine Months Ended		Year Ended
	November 27, 2010	November 28, 2009	February 27, 2010	February 28, 2009	March 1, 2008	March 3, 2007	February 25, 2006
Earnings before income taxes, noncontrolling interests and equity in income (loss) of affiliates	$1,078	$922	$2,195	$1,700	$2,228	$2,130	$1,721

Fixed Charges:
Interest portion of rental expense	$258	$251	$338	$282	$222	$198	$165
Interest expense	64	68	94	94	62	31	30
Total fixed charges	$322	$319	$432	$376	$284	$229	$195

Earnings available for fixed charges	$1,400	$1,241	$2,627	$2,076	$2,512	$2,359	$1,916

Ratio of Earnings to Fixed Charges	4.35x	3.89x	6.08x	5.52x	8.85x	10.30x	9.83x